UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          THE COASTAL CORPORATION
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                              (Name of Issuer)


                COMMON STOCK (PAR VALUE $.33 1/3 PER SHARE)
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                       (Title of Class of Securities)


                                 19044105
               ----------------------------------------------
                               (CUSIP Number)

                         GARY P. COOPERSTEIN, ESQ.
                            WARREN DE WIED, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                         TELEPHONE: (212) 859-8000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              JANUARY 17, 2000
               ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                SCHEDULE 13D

CUSIP No. 19044105

1   NAME OF REPORTING PERSON

          El Paso Energy Corporation

    I.R.S. EMPLOYER IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          I.R.S. Employer Identification No. 76-0568816

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                31,834,515

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              31,834,515

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12.99%

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.99%

14  TYPE OF REPORTING PERSON (See Instructions)

          CO

ITEM 1.   Security and Issuer
          -------------------

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.33 1/3 per share (the "Coastal Common Stock"), of The Coastal Corporation, a Delaware corporation ("Coastal"). The principal executive offices of Coastal are located at Coastal Tower, Nine Greenway Plaza, Houston, Texas, 77046-0995.

ITEM 2.   Identity and Background
          -----------------------

     This Statement is being filed by El Paso Energy Corporation, a Delaware corporation ("El Paso"). The principal business and executive offices of El Paso are located at 1001 Louisiana Street, Houston, Texas, 77002. El Paso owns a coast-to-coast natural gas pipeline system and has operations in natural gas transmission, gas gathering and processing, energy marketing, exploration and production, power generation and international energy infrastructure development.

     (a)-(c); (f) Schedule I hereto contains certain information with respect to the executive officers and directors of El Paso, including their business addresses, their principal occupations or employment, the name, principal businesses and address of any corporation or other organization in which such employment is conducted and their citizenship.

     (d)-(e) Neither El Paso nor, to the knowledge of El Paso, any of the executive officers or directors of El Paso, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     As more fully described below, pursuant to the terms of the Stock Option Agreement, dated as of January 17, 2000, by and between Coastal and El Paso (the "Coastal Stock Option Agreement"), El Paso will have the right, upon the occurrence of certain events, to purchase from time to time up to 31,834,515 shares of Coastal Common Stock at a price of $34.14375 per share (subject to adjustment as provided in the Coastal Stock Option Agreement). If El Paso purchases Coastal Common Stock pursuant to the Coastal Stock Option Agreement, El Paso anticipates that the funds to finance such purchase would come from a combination of borrowings and working capital. Because the option under the Coastal Common Stock Option Agreement is not currently exercisable, no determination has been made at this time as to the source of such funds. As further described in Item 4 hereof, under certain circumstances, El Paso can perform a cashless exercise of the Coastal Option.

ITEM 4.   Purpose of Transaction
          ----------------------

     (a)-(j) On January 17, 2000, El Paso, Coastal, and El Paso Merger Company, a Delaware corporation and a wholly-owned subsidiary of El Paso ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference. All references herein are qualified in their entirety by reference to the Merger Agreement. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into Coastal (the "Merger"), with Coastal being the surviving corporation and becoming a wholly-owned subsidiary of El Paso.

     Pursuant to the Merger Agreement and subject to certain exceptions contained therein, at the effective time of the Merger (the "Effective Time") (i) each share of Coastal Common Stock, and each share of Class A Common Stock, par value $.33 1/3 per share, of Coastal ("Coastal Class A Common Stock"), issued and outstanding immediately prior to the Effective Time will cease to exist and will be converted into the right to receive
1.230 shares of common stock, par value $3.00 per share, of El Paso (including any associated preferred stock purchase rights) (the "El Paso Common Stock"), and (ii) each share of serial Preferred Stock, par value $.33 1/3 per share (the "Coastal Preferred Stock") will cease to exist and will be converted into the right to receive: (a) in the case of Coastal Preferred Stock designated as "$1.19 Cumulative Convertible Preferred Stock, Series A" (the "Coastal Series A Preferred Stock"), 9.133 shares of El Paso Common Stock; (b) in the case of Coastal Preferred Stock designated as "$1.83 Cumulative Convertible Preferred Stock, Series B" (the "Coastal Series B Preferred Stock"), 9.133 shares of El Paso Common Stock; and (c) in the case of Coastal Preferred Stock designated as "$5.00 Cumulative Convertible Preferred Stock, Series C" (the "Coastal Series C Preferred Stock"), 17.980 shares of El Paso Common Stock.

     Pursuant to the Merger Agreement, unless otherwise agreed by El Paso and Coastal, upon consummation of the Merger (a) the Restated Certificate of Incorporation of Coastal will be the certificate of incorporation of the surviving corporation, (b) the Amended and Restated By-laws of Coastal will constitute the by-laws of the surviving corporation, (c) the officers of Coastal immediately prior to the Effective Time will continue to serve in their respective offices of the surviving corporation (until their successors are elected or appointed and qualified or until their resignation or removal), and (d) the directors of Merger Sub prior to the Effective Time will be the directors of the surviving corporation.

     Stock Option Agreements
     -----------------------

     In connection with, and as a condition and inducement to El Paso's willingness to enter into the Merger Agreement, Coastal granted to El Paso an option (the "Coastal Option") to purchase, under certain circumstances, for $34.14375 per share (subject to adjustment as provided in the Coastal Stock Option Agreement), up to 31,834,515 shares of Coastal Common Stock (subject to adjustment as provided in the Coastal Stock Option Agreement), pursuant to the terms of the Coastal Stock Option Agreement.

     In connection with, and as a condition and inducement to Coastal's willingness to enter into the Merger Agreement, El Paso granted to Coastal, pursuant to the terms of a Stock Option Agreement, dated January 17, 2000 (the "El Paso Stock Option Agreement" and together with the Coastal Stock Option Agreement, the "Stock Option Agreements") an option (the "El Paso Option," and together with the Coastal Option, the "Options") to purchase, under certain circumstances, for $37.80 per share (subject to adjustment as provided in the El Paso Stock Option Agreement), up to 35,080,566 shares of El Paso Common Stock (subject to adjustment as provided in the El Paso Stock Option Agreement).

     The Stock Option Agreements are attached as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference. All references herein are qualified in their entirety by reference to the Stock Option Agreements.

     Pursuant to the Stock Option Agreements, either El Paso or Coastal, as the case may be, may exercise the Option granted to it, in whole or in part, at any time or from time to time after the occurrence of any event as a result of which it is entitled to receive a termination fee pursuant to
Section 8.2 of the Merger Agreement (described below) if the Merger Agreement is being or has been terminated (an "Exercise Event"). Each of the Options shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time and (B) nine months after the first occurrence of an Exercise Event with respect thereto.

     If, prior to the termination of the Coastal Option or the El Paso Option, as the case may be, the grantor enters into any agreement (x) pursuant to which all outstanding shares of the grantor's stock are to be purchased for, or converted into the right to receive cash or (y) with respect to any merger, consolidation, sale or transfer of all or substantially all of any assets (each of the transactions set forth in clauses (x) and (y), a "Transaction"), El Paso and Coastal agree that proper provision shall be made in such agreement to provide that, if the Coastal Option or El Paso Option, as the case may be, shall not theretofore have been exercised, then upon the consummation of the Transaction, if such Option is then exercisable, the Option holder shall have the right, at its election, to receive in exchange for the cancellation of the Coastal Option or El Paso Option, as the case may be, an amount in cash equal to the Spread. The "Spread" is defined as the number of shares subject to the applicable Option multiplied by the excess of (A) the higher of (i) the average of the closing prices of the shares of the grantor's stock as reported by The Wall Street Journal over the ten-trading day period beginning on the trading day immediately following the announcement of the Transaction or (ii) the average of the closing prices of the shares of the grantor's stock as reported by The Wall Street Journal over the ten-trading day period ending on the trading day immediately prior to the consummation of such Transaction, over (B) the exercise price of the applicable Option.

     The amount of the Spread, when added to other profit realized by Coastal or El Paso pursuant to the applicable Option, plus the Termination Fee paid or payable to Coastal or El Paso as described below, as the case may be, may not exceed $325 million.

     Following exercise of the Option by the grantee company, in the event that the company sells, pledges or otherwise disposes (including by merger or exchange) of any of the option shares (a "Sale"), then:

     (i) any Termination Fee due and payable by the grantor company (pursuant to the Merger Agreement) following such time shall be reduced by an amount equal to the excess of (1) the total of (A) such Termination Fee, (B) the excess of (w) the aggregate amounts received (whether in cash, securities or otherwise) by the grantee company in all such Sales, over (x) the aggregate purchase price of the option shares sold in such Sales (such excess in this sub-clause (B) being the "Offset Amounts") and (C) cash received pursuant to the provisions discussed above, over
          (2) $325 million.

     (ii) if grantor company has paid to the grantee company a Termination Fee prior to the Sale, then the grantee company shall immediately remit to the grantor, as additional purchase price for the option shares, the excess, if any, of (y) the total of the Termination Fee paid by the grantor under the Merger Agreement, the Offset Amounts of all Sales and cash received pursuant to the provisions discussed above, over (z) $325 million.

          The aggregate of Termination Fee, all Offset Amounts, and cash received pursuant to the Option Agreements are not to exceed $325 million.

     Other Matters
     -------------

     Consummation of the Merger is subject to the satisfaction (or, in certain circumstances, waiver) at or prior to the Effective Time of certain conditions including, but not limited to the following:

     (1) approval and adoption of the Merger and the Merger Agreement by the requisite vote of the stockholders of Coastal;

     (2) approval of the issuance of shares of El Paso Common Stock in connection with the Merger Agreement by the stockholders of El Paso;

     (3) expiration or termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act");

     (4) the obtaining of all waivers, consents, approvals, orders and authorizations of, and notices, reports and filings with, governmental entities necessary for the consummation of the transactions contemplated by the Merger Agreement except as would not have a Post Merger Material Adverse Effect (defined below);

     (5) the effectiveness of a registration statement on Form S-4 with respect to the shares of El Paso Common Stock issuable in the transaction ("Form S-4"), so long as no stop order suspending the effectiveness of the Form S-4 is in effect;

     (6) the obtaining of all material necessary approvals and permits under state securities or "blue sky" laws relating to the issuance of shares of El Paso Common Stock;

     (7) approval of the shares of El Paso Common Stock to be issued pursuant to the terms of the Merger Agreement for listing on the NYSE, subject to official notice of issuance;

     (8) the receipt of a letter from Coastal's independent public accountants stating that Coastal is eligible to participate in a transaction with El Paso accounted for as a pooling-of-interests under Opinion 16 of the Accounting Principles Board ("APB 16"); and

     (9) the receipt of a letter from El Paso's independent public accountants stating that the accounting of the Merger as a pooling-of-interests under APB 16 is appropriate if the merger is closed and consummated in accordance with the terms of the Merger Agreement.

     The Consummation of the Merger is also subject to the satisfaction (or, in certain circumstances, the waiver) of certain other customary conditions.

     El Paso and Coastal have each agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement. Each party further agreed to take all actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

     Notwithstanding the foregoing, neither El Paso nor Coastal are required to sell or otherwise dispose of or conduct their business in a specified manner as a condition to obtaining approval from a governmental entity, if such sale or other disposition or conduct of their business in a specified manner, individually or in the aggregate, are not conditioned on the Closing under the Merger Agreement or would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of El Paso and its Subsidiaries (including the Surviving Corporation), taken together, after giving effect to the Merger (a "Post-Merger Material Adverse Effect"). The Merger Agreement provides that El Paso and its Subsidiaries shall not be obligated to take any action that would have a material adverse effect on or with respect to Tennessee Gas Pipeline Company or ANR Pipeline Company, and any such adverse effect shall constitute a "Post-Merger Material Adverse Effect", and that Coastal shall not take any action that would reasonably be likely to have a Post-Merger Material Adverse Effect.

     Under the terms of the Merger Agreement, the Board of Directors of both El Paso and Coastal are prohibited from taking certain actions, including:

     (1) withdrawing or modifying, in any way adverse to the other party, their approval or recommendation of, in the case of El Paso, the issuance of El Paso Common Stock (the "El Paso Stock Issuance") in connection with the Merger Agreement or, in the case of Coastal, the Merger or the Merger Agreement, unless such Board determines in good faith that adverse developments affecting the other party have caused the Merger to be contrary to the best interests of its stockholders;

     (2) approving any Acquisition Agreement (as defined in the Merger Agreement, but not including the Merger Agreement);

     (3) approving or recommending a Takeover Proposal (as defined in the Merger Agreement) by any third party.

     Notwithstanding the restrictions mentioned in (1) - (3) above, the Board of Directors of El Paso, or the Board of Directors of Coastal, as applicable, may terminate the Merger Agreement and enter into an Acquisition Agreement with respect to any Superior Proposal. A "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, more than 50% of the combined voting power or assets of El Paso and its Subsidiaries or Coastal and its Subsidiaries, as the case may be, so long as the following conditions are met:

     (1) the proposal is otherwise on terms which the Board of Directors of El Paso or Coastal, as applicable, determines in good faith (based upon the advice of a financial advisor) to be more favorable than the Merger to El Paso's or Coastal's stockholders (and the financing for such proposal is committed or is reasonably capable of being committed in the judgment of the applicable Board of Directors), and

     (2) the Board of Directors of El Paso or Coastal, as applicable, determines in good faith that taking action with respect to such proposal is required for the Board of Directors of El Paso or Coastal, as applicable, to comply with its fiduciary duties to the stockholders.

     The Merger Agreement may also be terminated under the following circumstances:

     (1)  by mutual written consent of El Paso and Coastal;

     (2) by either El Paso or Coastal if the Merger is not completed on or before January 17, 2001, except that if the Merger Agreement has not been completed on or before January 17, 2001 because of the failure to obtain all required regulatory consents or because the waiting period under the HSR Act has not expired or been terminated, then the Merger Agreement may not be terminated by either party until April 17, 2001 (so long as all other conditions set forth in the Merger Agreement were satisfied, waived, or capable of being satisfied on or before January 17,
          2001). The right to terminate the Merger Agreement due to the failure of the Merger to be completed prior to January 17, 2001 or April 17, 2001, as the case may be, is not available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of the Merger to be completed on or before such date;

     (3) by either El Paso or Coastal if a governmental entity of competent jurisdiction issues a final, non-appealable order, decree or injunction, or takes other action, making the transactions contemplated by the Merger Agreement illegal or permanently prohibiting such transactions. The right to terminate the Merger Agreement under these circumstances is not available unless the terminating party has used all reasonable best efforts (in accordance with the terms of the Merger Agreement) to cause the applicable order, decree or injunction to be lifted or vacated;

     (4) by either El Paso or Coastal if there has been a material breach by the other party of any representations, warranties, covenants or agreements contained in the Merger Agreement if the breach would result in failure to satisfy certain conditions as set forth in the Merger Agreement (only if such breach is incapable of being cured, or if capable of being cured, has not been cured within 20 days of receiving written notice by the non-breaching party);

     (5) by either El Paso or Coastal if the Coastal stockholders fail to approve and adopt the Merger Agreement and Merger at the Coastal shareholder meeting;

     (6) by either El Paso or Coastal if the El Paso stockholders fail to approve the El Paso Stock Issuance at the El Paso shareholder meeting;

     (7) by El Paso if the Board of Directors of Coastal (i) withdraws or modifies its recommendation of the Merger Agreement or the Merger, (ii) approves or modifies a Takeover Proposal or Acquisition Transaction (as defined in the Merger Agreement), or
          (iii) fails to reaffirm its approval or recommendation of the Merger Agreement and Merger within 15 days of a request by El Paso;

     (8) by Coastal if the Board of Directors of El Paso (i) withdraws or modifies in a manner adverse to Coastal its approval of the Merger Agreement, the Merger, or the El Paso Stock Issuance or its recommendation of the El Paso Stock Issuance, (ii) approves or modifies a Takeover Proposal or Acquisition Transaction, or (iii) fails to reaffirm its approval or recommendation of the Merger Agreement, the Merger or the El Paso Stock Issuance within 15 days of a request by Coastal (provided that, in connection with a Takeover Proposal, Coastal may make only one such request);

     Coastal and El Paso (as applicable, the "company") have each agreed to pay the other a $300 million termination fee if:

     (a) the company receives a Takeover Proposal and the Merger Agreement is subsequently terminated for the reasons described in paragraph
          (2) above or paragraph (5) or (6), as applicable, above, and (b) within 12 months after the termination, the company enters into an Acquisition Agreement or enters into an Acquisition Transaction;

     (b) the company receives a Takeover Proposal and the Merger Agreement is terminated by the other party for the reasons described in paragraph (7) or (8) above, as applicable; or

     (c) the company has not received a Takeover Proposal prior to the termination of the Merger Agreement, the Merger Agreement is terminated by the other party for the reasons described in paragraph (7) or (8) above, as applicable and, within three months after termination of the Merger Agreement, the company consummates an Acquisition Transaction or enters into an Acquisition Agreement; or

     (d) the Merger Agreement is terminated by the company in connection with a Superior Proposal as discussed above.

     Coastal and El Paso (as applicable, the "company") have each agreed to reimburse up to $10 million of the other party's expenses incurred in connection with the Merger Agreement if:

     (a) the company receives a Takeover Proposal and the Merger Agreement is subsequently terminated for the reasons described in paragraph
          (2) above and, within 12 months, the company enters into an Acquisition Agreement or an Acquisition Transaction;

     (b) the company has not received a Takeover Proposal prior to the termination of the Merger Agreement and the Merger Agreement is terminated by the other party for the reasons described in paragraph (7) or (8) above, as applicable, and, within three months after termination of the Merger Agreement, the company consummates an Acquisition Transaction or enters into an Acquisition Agreement;

     (c) the company receives a Takeover Proposal and the Merger Agreement is terminated by the other party for the reasons described in paragraph (7) or (8) above, as applicable; or

     (d) the Merger Agreement is terminated by the company in connection with a Superior Proposal as discussed above, or for the reasons described in paragraph (5) or (6) above, as applicable.

     The Merger Agreement provides that, as of the Effective Time, the Board of Directors of El Paso will consist of 12 directors, seven of whom will be designated by El Paso and five of whom will be designated by Coastal. El Paso's designees will include William A. Wise, currently President and Chief Executive Officer of El Paso and, if the Effective Time occurs prior to December 31, 2000, Ronald L. Kuehn, Jr., currently Chairman of El Paso. Coastal's designees will include David A. Arledge, currently Chairman and Chief Executive Officer of Coastal.

     In addition, the Merger Agreement provides that, as of the Effective Time, the Board of Directors of El Paso will have two nominating committees: one comprised initially of the seven designees of El Paso (the "EP Committee") and the other comprised initially of the five designees of Coastal (the "Coastal Committee"). As required by the Merger Agreement, from and after the Effective Time and until December 31, 2002 (the "Initial Period"), the Board of Directors of El Paso will maintain the existence of both the Coastal Committee and the EP Committee, and each such committee must at all times be comprised of Company Directors (as defined in the Merger Agreement and referred to herein as "C Directors") and El Paso Directors (as defined in the Merger Agreement and referred to herein as "E Directors"), respectively.

     The EP Committee will be vested with the sole power and authority to recommend up to seven candidates for nomination at each El Paso annual meeting (who, if elected, would be E Directors) and to designate a person to fill any vacancies on the El Paso Board of Directors arising from the resignation of an E Director (with such designated person becoming an E Director). The Coastal Committee will be vested with the sole power and authority to recommend up to five candidates for nomination at each El Paso annual meeting (who, if elected, would be C Directors) and to designate persons to fill vacancies on the El Paso Board of Directors arising from the resignation of a C Director (with such designated person becoming a C Director).

     During the Initial Period, no special meeting of the stockholders of El Paso may be called for the purpose of removing or electing one or more directors of El Paso (other than certain Combination Directors as defined in the Merger Agreement) without the approval of at least two-thirds of all of the E Directors and C Directors, voting together.

     During the Initial Period, the Board of Directors of El Paso shall consist of 12 directors; provided, however, that the Board of Directors of El Paso may increase the number of directors solely in connection with one or more Combination Transactions (as defined in the Merger Agreement). During the Initial Period, the Board of Directors of El Paso cannot take any action inconsistent with these provisions relating to the Board of Directors unless such action is approved by at least two-thirds of all of the E Directors and C Directors respectively.

     The Merger Agreement provides that the Board of Directors of El Paso shall take all action necessary so that, (w) if the Effective Time occurs prior to December 31, 2000, Ronald L. Kuehn, Jr. will hold the position of Chairman of the Board of Directors of El Paso during the period from the Effective Time through December 31, 2000, and William A. Wise will hold the position of Chairman of the Board of Directors of El Paso from and after January 1, 2001 (or any earlier time at which Ronald L. Kuehn, Jr. is no longer Chairman of the Board of Directors of El Paso), (x) if the Effective Time occurs on or after December 31, 2000 (or any earlier time at which Ronald L. Kuehn, Jr. will resign as Chairman of the Board of Directors of El Paso), William A. Wise will hold the position of Chairman of the Board of Directors of El Paso from the Effective Time, (y) William A. Wise will also hold the positions of Chief Executive Officer and President of El Paso from the Effective Time and (z) as of the Effective Time, David A. Arledge will hold the position of Vice Chairman of the Board of Directors of El Paso and all senior officers of El Paso and its Subsidiaries involved in the operation of El Paso's and its subsidiaries' non-regulated businesses will report to David A. Arledge with respect to such non-regulated businesses, or David A. Arledge will have such other authority and responsibilities as he and El Paso mutually agree upon. During the Initial Period, (a) William A. Wise may not be removed as Chief Executive Officer or President of El Paso, (b) the power and authority of the Chief Executive Officer, President or Vice Chairman of El Paso may not be reduced, (c) no action may be taken to deny William A. Wise the position of Chairman of the Board of Directors of El Paso in accordance with the foregoing sentence or to deny David A. Arledge the position of Vice Chairman of the Board of Directors of El Paso in accordance with the foregoing sentence, (d) David
A. Arledge will not be removed as Vice Chairman of the Board of Directors of El Paso, (e) William A. Wise may not be removed as Chairman of the Board of Directors of El Paso, and (f) the power and authority of the Chairman or Vice Chairman may not be reduced, in each case without the approval of at least two-thirds of all E Directors and C Directors, voting together.

     The foregoing provisions regarding the Board of Directors and officers of El Paso will be reflected in a By-law amendment to be adopted by El Paso's Board of Directors as of the Effective Time. During the Initial Period, this By-law amendment can not be replaced or further amended without the approval of at least two-thirds of all C Directors and E Directors, voting together.

     Coastal Common Stock, Coastal Series A Preferred Stock and Coastal Series B Preferred Stock are currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are traded on the NYSE. If the Applicable Transaction is consummated, shares of Coastal Common Stock, Coastal Series A Preferred Stock and Coastal Series B Preferred Stock will be deregistered under the Exchange Act and will cease to be listed on the NYSE.

     Except as described above or in other Items of this Schedule 13D (which Items are incorporated hereby by reference), or as provided in the Merger Agreement or the Stock Option Agreements, neither El Paso nor, to the best of El Paso's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) - (b) By reason of its execution of the Coastal Stock Option Agreement, El Paso may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the stock El Paso Common Stock subject to the El Paso Option and, accordingly, may be deemed to beneficially own 31,834,515 shares of Coastal Common Stock (or approximately 14.9% of the outstanding shares of Coastal Common Stock based upon the 213,309,958 shares of Coastal Common Stock outstanding at the close of business on January 14, 2000 as provided in the Merger Agreement). El Paso expressly disclaims any beneficial ownership of shares of Coastal Common Stock which are purchasable by El Paso upon exercise of the El Paso Option, on the grounds that the El Paso Option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 above. If the El Paso Option were exercised, El Paso would have the sole right to vote and to dispose of the shares of Coastal Common Stock issued as a result of such exercise.

     (c) Except as described in this Schedule 13D, neither El Paso nor, to the best of El Paso's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in shares of Coastal Common Stock during the past 60 days.

     (d) So long as El Paso does not exercise the El Paso Option, El Paso will not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Coastal Common Stock.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

     Reference is made to Item 4 for a description of the Merger Agreement and the Stock Option Agreements.

     Except as described in this Schedule 13D or as provided in the Merger Agreement and the Stock Option Agreements, neither El Paso nor, to the knowledge of El Paso, any executive officer or director of El Paso, has any contract, arrangement, understanding or relationship with any person with respect to any securities of Coastal, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          Exhibit 1 --             Agreement and Plan of Merger, dated as
                                   of January 17, 2000 between El Paso
                                   Energy Corporation, El Paso Merger
                                   Company and The Coastal Corporation.

          Exhibit 2-- Stock Option Agreement, dated as of January 17, 2000 between El Paso Energy Corporation and The Coastal Corporation.

          Exhibit 3-- Stock Option Agreement, dated as of January 17, 2000 between El Paso Energy Corporation and The Coastal Corporation.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    EL PASO ENERGY CORPORATION

                                    By:  /s/ H. Brent Austin
                                        -----------------------------
                                        Name:  H. Brent Austin
                                        Title: Executive Vice President
                                               and Chief Financial Officer


Dated:  January 26, 2000

                                 Schedule I

                    Executive Officers and Directors of
                         El Paso Energy Corporation

     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of El Paso is set forth below.

Name and Citizenship          Business Address          Position/Principal
--------------------          ----------------              Occupation
                                                            ----------

Executive Officers &
Directors:

Ronald L. Kuehn, Jr.      El Paso Energy Corporation   Chairman of the Board
(United States Citizen)   1001 Louisiana Street
                          Houston, Texas 77002

William A. Wise           El Paso Energy Corporation   President and Chief
(United States Citizen)   1001 Louisiana Street        Executive Officer/
                          Houston, Texas 77002         Director of El Paso

Ralph Eads                El Paso Energy Corporation   Executive Vice
(United States Citizen)   1001 Louisiana Street        President, Production,
                          Houston, Texas 77002         Power and Gas Group

John W. Somerhalder II    El Paso Energy Corporation   President, Eastern
(United States Citizen)   1001 Louisiana Street        Pipeline Group and
                          Houston, Texas 77002         Tennessee Gas Pipeline
                                                       Company

H. Brent Austin           El Paso Energy Corporation   Executive Vice President
(United States Citizen)   1001 Louisiana Street        and Chief Financial
                          Houston, Texas 77002         Officer

Britton White, Jr.        El Paso Energy Corporation   Executive Vice President
(United States Citizen)   1001 Louisiana Street        and General Counsel,
                          Houston, Texas 77002         Legal and Governmental
                                                       Affairs

Joel Richards III         El Paso Energy Corporation   Executive Vice
(United States Citizen)   1001 Louisiana Street        President, Human
                          Houston, Texas 77002         Resources and
                                                       Administration

William A. Smith          El Paso Energy Corporation   Executive Vice
(United States Citizen)   1001 Louisiana Street        President, Business
                          Houston, Texas 77002         Development

John D. Hushon            El Paso Energy Corporation   President, El Paso
(United States Citizen)   1001 Louisiana Street        Energy International
                          Houston, Texas 77002         Company

Robert G. Phillips        El Paso Energy Corporation   President, El Paso Field
(United States Citizen)   1001 Louisiana Street        Services Company
                          Houston, Texas 77002

Partricia A. Shelton      El Paso Energy Corporation   President, El Paso
(United States Citizen)   1001 Louisiana Street        Natural Gas Company
                          Houston, Texas 77002

James C. Yardley          El Paso Energy Corporation   President, Southern
(United States Citizen)   1001 Louisiana Street        Natural Gas Company
                          Houston, Texas 77002

Greg G. Jenkins           El Paso Energy Corporation   President, El Paso
(United States Citizen)   1001 Louisiana Street        Merchant Energy Company
                          Houston, Texas 77002

John B. Holmes, Jr.       El Paso Energy Corporation   President, El Paso
(United States Citizen)   1001 Louisiana Street        Production Company
                          Houston, Texas 77002

Byron Allumbaugh          Ralphs Grocery Company       Director of El Paso/
(United States Citizen)   610 Newport Center Drive     Business Consultant
                          Suite 210
                          Newport Beach, CA 92660

Juan Carlos Braniff       Grupo Financiero Bancomer    Director of El Paso/Vice
(Mexican Citizen)         Universidad 1200, Col. XOCO  Chairman, Grupo
                          Mexico, D.F. C.P. 03339      Financiero Bancomer

James F. Gibbons          Stanford University          Director of El Paso/
(United States Citizen)   Paul G. Allen Center for     Professor at Stanford
                          Integrated Systems           University, School of
                          Room 201 (Mail Stop 4075)    Engineering
                          Stanford, CA 94305

Ben F. Love               Chase Bank of Texas          Director of El Paso/
(United States Citizen)   Chase Tower                  Investor
                          600 Travis, 18th Floor
                          Houston, TX 77002

Max L. Lukens             Baker Hughes Incorporated    Director of El Paso/
(United States Citizen)   3900 Essex Lane, Suite 1200  Chairman, President and
                          Houston, Texas  77027        Chief Executive Officer,
                                                       Baker Hughes Incorporated

Adrian M. Tocklin         Tocklin & Associates, Inc.   Director of El Paso/
(United States Citizen)   4961 Bocopa Lane South       President and Chief
                          #801 Islamorada              Executive Officer,
                          St. Petersburg, FL  33715    Tocklin & Associates,
                                                       Inc.

Kenneth L. Smalley        5 Queensview Court           Director of El Paso/
(United States Citizen)   Dallas, TX  75225            Retired

Malcolm Wallop            Western Strategy Group       Director of El Paso/
(United States Citizen)   1100 Wilson Blvd., Suite     Chairman, Western
                          1400                         Strategy Group
                          Arlington, VA 22209

Joe B. Wyatt              Vanderbilt University        Director of El Paso/
(United States Citizen)   211 Kirkland Hall            Chancellor, Chief
                          Nashville, TN  37240         Executive Officer and
                                                       Trustee, Vanderbilt
                                                       University

Selim K. Zilkha           750 Lausanne Road            Director of El Paso/
(United States Citizen)   Los Angeles, CA  90077       Investor